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                                                  Page 1 of 4 Pages


                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549


                                    SCHEDULE 13G


                      Under the Securities Exchange Act of 1934

                                 (Amendment No.  7  )
                                                ---




                            ALLEGHENY LUDLUM CORPORATION
          --------------------------------------------------------------
                                  (Name of Issuer)



                       Common Stock, Par Value $0.10 Per Share
          --------------------------------------------------------------
                            (Title of Class of Securities)



                                     016900 10 2
          --------------------------------------------------------------
                                   (CUSIP Number)



          Check the following box if a fee is being paid with this statement ___.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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                            SCHEDULE 13G, Amendment No. 7

          CUSIP NO. 016900 10 2                        Page 2 of 4 Pages
          --------------------------------------------------------------


          1    NAME OF REPORTING PERSON
               S.S. or I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON

                    Robert P. Bozzone
                    -----------------

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a)  ___
                                                       (b)  ___

          3    SEC USE ONLY

          4    CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
                    ------

           NUMBER OF          5    SOLE VOTING POWER        5,798,656
             SHARES
          BENEFICIALLY        6    SHARED VOTING POWER              0
            OWNED BY
              EACH            7    SOLE DISPOSITIVE POWER   5,798,656
           REPORTING
             PERSON           8    SHARED DISPOSITIVE POWER         0
              WITH

          9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,798,656
                    ---------

          10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*

                    X
                    -

          11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    8.2
                    ---

          12   TYPE OF REPORTING PERSON*

                    IN
                    --

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                            SCHEDULE 13G, Amendment No. 7

          CUSIP NO. 016900 10 2                        Page 3 of 4 Pages
          --------------------------------------------------------------

               Item 4 of Schedule 13G of the undersigned dated February 11, 1988, as amended, is hereby amended in its entirety to read as follows. (Except as otherwise indicated, share information herein reflects the 3-for-2 stock split effected July 2, 1990 and the 2-for-1 stock split effected July 1, 1993.)

          Item 4.   OWNERSHIP

               (a) As of December 31, 1994, Robert P. Bozzone was the beneficial owner (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) of 5,798,656 shares of Common Stock, including 2,156 shares allocated to his account and held by the Trustee under the savings part of the Allegheny Ludlum Corporation Retirement Savings Plan.

               (b) The shares specified in Item 4(a) represented approximately 8.2% of the total number of shares of Common Stock outstanding as of December 31, 1994.

               (c) Mr. Bozzone has the sole power to vote or to direct the voting of, and the sole power to dispose or to direct the disposition of, all shares reported in Item 4(a). However, such dispositive power, with respect to the shares held by the Retirement Savings Plan, is limited in certain respects by the provisions of said Plan.

               (d) Not included in Item 4(a)-(c) are 346,700 shares of Common Stock owned by the Bozzone Family Foundation
          (the "Foundation") as of December 31, 1994, representing approximately 0.49% of the outstanding shares of Common Stock as of that date.

               The Trust Agreement by which the Foundation was created is irrevocable, and provides in relevant part that the entire principal of and income from the assets of the Foundation may be expended only for the use of such charitable organizations as are described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended ("the Code"), and which are entitled to exemption from Federal income tax under Section 501(a) of the Code, and no part thereof may be paid to or inure to the benefit of Mr. Bozzone, any member of his family or any other private shareholder or individual. Although Mr. Bozzone, as trustee of the Foundation, has the sole power to vote and the sole power to direct the disposition of said shares, Mr. Bozzone disclaims any beneficial ownership of said shares; and the filing of this statement shall not be construed as an admission that Mr. Bozzone is the beneficial owner of any of said shares for the purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose whatsoever.

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                            SCHEDULE 13G, Amendment No. 7

          CUSIP NO. 016900 10 2                        Page 4 of 4 Pages
          --------------------------------------------------------------


                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             February 8, 1995
                                             ------------------------------
                                             Date



                                             /s/ Robert P. Bozzone
                                             ------------------------------
                                             Signature



                                             Robert P. Bozzone
                                             ------------------------------
                                             Name